As filed with the Securities and Exchange Commission on April 1, 2014

1933 Act File No. 333-187869

1940 Act File No. 811- 02409

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 3

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY OF 1940

Amendment No. 59

THE MEXICO FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1900 K Street, NW

Washington, DC 20006

(Address of Principal Executive Offices)

(202) 261-7941

(Registrant’s Telephone Number, including Area Code)

Alberto Osorio

President

The Mexico Fund, Inc.

1900 K Street, NW

Washington, DC 20006

(Name and Address of Agent for Service)

Copies of Communications to:

Sander M. Bieber, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-187869) of The Mexico Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1.	Financial Statements

Schedule of Investments as of October 31, 2013(1)

Statement of Assets and Liabilities as of October 31, 2013(1)

Statement of Operations for the fiscal year ended October 31, 2013(1)

Statements of Changes in Net Assets for the fiscal years ended October 31, 2013 and 2012(1)

Notes to Financial Statements(1)

Financial Highlights for a share of common stock outstanding during each of the fiscal years ended October 31, 2013, 2012, 2011, 2010 and 2009(1)

2.	Exhibits

a)	1)	Articles of Amendment and Restatement of the Articles of Incorporation dated February 27, 1998(2)

2)	Articles Supplementary dated November 29, 2000(2)

3)	Articles Supplementary dated December 4, 2003(2)

b)	Amended and Restated Bylaws as of September 21, 2012 (3)

c)	Not Applicable

d)	Not Applicable

e)	Amended and Restated Distribution Reinvestment and Stock Purchase Plan(7)

f)	Not Applicable

g)	Investment Advisory Agreement, dated April 1, 2014 between the Registrant and the Investment Adviser*

h)	Equity Distribution Agreement, dated June 12, 2013 among the Registrant, the Investment Adviser and UBS Securities LLC(10)

i)	Not Applicable

j)	1)	Amended and Restated Custody Agreement dated March 14, 2006 between Registrant and BBVA Bancomer, S.A.(6)

2)	Custody Agreement between Registrant and Comerica Bank dated April 5, 2000(5)

3)	Form of First Amended and Restated Foreign Custody Delegation Agreement between Registrant and the Investment Adviser (4)

k)	1)	Amended and Restated Fund Services Agreement between Registrant and Impulsora del Fondo Mexico, S.C. dated March 7, 2007 and amended and restated as of June 30, 2009 and December 6, 2011(8)

2)	Transfer Agency and Registrar Agreement between Registrant and American Stock Transfer and Trust Company dated July 6, 1989(5)

3)	Service Agreement between Registrant and Dechert LLP dated December 6, 2011(8)

l)	Opinion and Consent of Dechert LLP(9)

m)	Not Applicable

n)	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Registrant(9)

o)	Not Applicable

p)	Not Applicable

q)	Not Applicable

r)	1)	Code of Ethics of Registrant and the Investment Adviser adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940(8)

s)	1)	Power of Attorney dated June 7, 2011 (3)

2)	Power of Attorney dated March 18, 2013(8)

*	Filed herewith.

(1)	Incorporated by reference to the Fund’s Annual Report to Stockholders.

(2)	Incorporated by reference from Amendment No. 42 to Registration Statement under the Investment Company Act of 1940, filed September 16, 2004.

(3)	Incorporated by reference from Form POS AMI filed on September 27, 2012.

(4)	Incorporated by reference from Amendment No. 49 to Registration Statement under the Investment Company Act of 1940, filed March 12, 2007.

(5)	Incorporated by reference from Amendment No. 43 to Registration Statement under the Investment Company Act of 1940, filed September 17, 2004.

(6)	Incorporated by reference from Amendment No. 46 to Registration Statement under the Investment Company Act of 1940, filed May 17, 2006.

(7)	Incorporated by reference from Form POS AMI filed on October 30, 2009.

(8)	Incorporated by reference from Amendment No. 55 to Registration Statement under the Investment Company Act of 1940, filed April 11, 2013.

(9)	Incorporated by reference from Amendment No. 57 to Registration Statement under the Investment Company Act of 1940, filed June 7, 2013.

(10)	Incorporated by reference from Amendment No. 58 to Registration Statement under the Investment Company Act of 1940, filed June 12, 2013.

Item 26.	Marketing Arrangements.

Not Applicable

Item 27.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fees	$20,122
FINRA fees	$23,000
NYSE listing fee	$(1)
Printing and Postage (including subscription certificates)	$(1)
Fees and expenses of qualifications under state securities laws (including fees of counsel)	$(1)
Legal fees and expenses	$(1)
Accounting fees and expenses	$(1)
Subscription Agent fee and expenses	$(1)
Information Agent fees and expenses	$(1)
Miscellaneous	$(1)
Total	$(1)*

(1)	Expenses dependent upon amount of shares issued under the shelf registration.

(*)	These expenses will be borne by the Fund unless otherwise specified in a prospectus supplement.

Item 28.	Persons controlled by or under common control with Registrant.

None.

Item 29.	Number of Holders of Securities.

Title of Class	Number of recordholders at March 31, 2014
Common Stock, par value $1.00 per share	1,615

Item 30.	Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Article VII of the Registrant’s Charter provides that no director or officer of the Registrant shall have any personal liability to the Registrant or its stockholders for money damages, except to the extent such exemption from liability or limitation thereof is not permitted by law (including the Investment Company Act of 1940) or as the same may hereafter be amended.

The Registrant’s Bylaws obligate the Registrant to indemnify current or former directors, officers of the Registrant, employees and agents to the maximum extent permissible under the Maryland General Corporation Law. In addition, the Registrant may purchase insurance on behalf of any current or former director, officer, employee or agent of the Registrant with respect to certain liabilities. The Bylaws provide, however, that the Registrant’s directors, officers and certain agents shall not be indemnified against liability arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or under any contract or agreement with the Registrant. The Registrant will not indemnify any such person unless the court or other body before which a proceeding is brought dismisses the proceeding for insufficiency of evidence or reaches a final decision on the merits that the person was not liable by reason of the disabling conduct or; absent such a decision, a reasonable determination is made, based upon a review of the facts, by a vote of a majority of a quorum of the Directors of the Registrant who are neither interested persons of the Registrant as defined in the Investment Company Act of 1940 nor parties to the proceeding; or if such quorum is not obtainable, or even if obtainable, if a majority of a quorum of such directors so direct, by independent legal counsel in a written opinion, that such person was not liable by reason of disabling conduct. The Bylaws further provide that the Registrant may pay expenses incurred in defending a proceeding involving a director, officer, employee or agent in advance of the final disposition of the proceeding upon the undertaking by such person to repay the expenses (unless it is ultimately determined that he or she is entitled to indemnification), if (1) such person provides adequate security for the undertaking, (2) the Registrant is insured against losses arising by reason of the advance or (3) a majority of a quorum of such disinterested directors, or independent legal counsel in a written opinion, determines, based on readily available facts, that there is reason to believe that such person will be found to be entitled to indemnification.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. The Fund maintains insurance on behalf of any person who is or was a director or officer of the Fund, against certain liability asserted against him and incurred by him arising out of his position.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Management and Administration Agreements, filed as Exhibits (g), (k)(1) and (k)(4) limit the liability of Registrant’s investment adviser and administrator.

Item 31.	Business and other connections of the Investment Adviser

Information as to the directors and officers of Impulsora del Fondo Mexico, S.C. is included in its Form ADV filed with the SEC (SEC File No. 801-16064) and is incorporated herein by reference thereto.

Item 32.	Location of accounts and records.

Certain accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by the Fund’s Investment Adviser, Impulsora del Fondo Mexico, S.C., Aristóteles 77, 3rd Floor, Col. Polanco, 11560 México, D.F., México; and those relating to the duties of the transfer agent, dividend paying agent and registrar are maintained by American Stock Transfer & Trust Company, LLC, 6201 15th Avenue Brooklyn, NY 11219.

Item 33.	Management services.

Not applicable.

Item 34.	Undertakings.

(1) Registrant undertakes to suspend the offering of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10% from its net asset value per share of Common Stock declines more than 10% from its net asset value per share of Common Stock as of the effective date of this Registration Statement, or (b) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

(2) Not applicable.

(3) Not applicable.

(4) Registrant undertakes (a) to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Registrant undertakes that:

(a) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For purposes of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 1st day of April 2014.

THE MEXICO FUND, INC. (Registrant)

By:	/s/ Alberto Osorio*
Alberto Osorio

President (Principal Executive Officer)

*	Executed by Lisa R. Price, Attorney-in-Fact pursuant to Power of Attorney dated June 7, 2011.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Emilio Carrillo Gamboa Emilio Carrillo Gamboa*	Chairman and Director	April 1, 2014
/s/ Jonathan Davis Arzac Jonathan Davis Arzac*	Director	April 1, 2014
/s/ Jóse Luis Gómez Pimienta Jóse Luis Gómez Pimienta*	Director	April 1, 2014
/s/ Claudio X. González Claudio X. González*	Director	April 1, 2014
/s/ Edward P. Djerejian Edward P. Djerejian**	Director	April 1, 2014
/s/ Marc J. Shapiro Marc J. Shapiro*	Director	April 1, 2014
/s/ Jaime Serra Puche Jaime Serra Puche*	Director	April 1, 2014

*	Executed by Lisa R. Price, Attorney-in-Fact pursuant to Power of Attorney dated June 7, 2011.

**	Executed by Lisa R. Price, Attorney-in-Fact pursuant to Power of Attorney dated March 18, 2013.

Exhibit List

(g)	Investment Advisory Agreement